Exhibit 99.1
Canadian Solar Reports First Quarter 2009 Results
Toronto, May 26, 2009 — Canadian Solar Inc. (“the Company”, “Canadian Solar” or “we”) (NASDAQ: CSIQ) today announced its unaudited financial results for the first quarter of 2009 ended March 31, 2009 and updated outlook for full year 2009 shipments.
First Quarter 2009 Results
•	Net revenues for the quarter were $49.5 million, compared to net revenues of $171.2 million for the first quarter of 2008 and $68.8 million for the fourth quarter of 2008.

•	Shipments for the quarter were approximately 18 MW, including 1.2 MW of solar grade e-Modules and 1.6 MW of solar cells and specialty solar application products.

•	Net loss for the quarter on a GAAP basis was $4.8 million, or $0.13 per diluted share, compared to net income of $18.6 million, or $0.57 per diluted share, for the first quarter of 2008 and net loss of $49.2 million, or $1.38 per diluted share, for the fourth quarter of 2008.

•	Non-GAAP net loss for the quarter was $0.10 per diluted share, compared to non-GAAP net income of $0.64 per diluted share for the first quarter of 2008 and non-GAAP net loss of $1.35 per diluted share for the fourth quarter of 2008, in all cases excluding stock based compensation costs.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented: “Our results for the first quarter were in line with our expectations, as we continued to exercise prudent financial management in response to the global economic downturn and the resulting pressure on all levels of the solar industry value chain. We are working closely with our supply partners to make sure that our cost structure remains competitive. The Company ended the quarter with a strong, liquid balance sheet providing our customers and banking partners with confidence in our ability to honor our long term commitment to our products. We exercised a conservative shipment strategy in order to minimize channel inventory buildup. Consistent with our positive long-term view, over the past five months, we have doubled the size of our sales force, with further additions planned in Europe, North America and Asia. We have started to see success in our strategy as demonstrated by our increased sales into a few non-traditional markets such as Korea and China.”
Arthur Chien, CFO of Canadian Solar, noted: “Cash and cash equivalents changed from $115.7 million as of December 31, 2008 to $92.6 million as of March 31, 2009. The change was primarily due to increases in working capital commitments and long-term prepayments. The moderate increase in inventories was attributable to support for anticipated customer sales over the next few quarters. Restricted cash increased from $20.6 million as of December 31, 2008 to $113.1 million as of March 31, 2009. The increase was mainly due to pledges of cash to support outstanding short-term borrowings.”

Revenue by Geographical Location (US$ millions)
Region	Q1 2009		Q4 2008		Q1 2008
	Revenue	%	Revenue	%	Revenue	%
Europe	36.0	72.7%	52.8	76.8%	167.6	97.9%
Asia	10.8	21.8%	9.6	13.9%	2.4	1.4%
America	2.7	5.5%	6.4	9.3%	1.2	0.7%

Total	49.5	100%	68.8	100%	171.2	100%

Recent Developments
•	Based on an updated assessment of long-term demand for our solar products and in order to improve our margin structure, we resumed the Phase II expansion of our solar cell facility. This is expected to increase our total solar cell capacity from 270 MW to 420 MW by the middle of Q3 2009. We expect to spend approximately $18 million to complete this expansion.

•	We plan to continue to expand our internal ingot capacity to 200 MW from the current 120 MW to 150 MW level in order to better control the supply chain and improve our margin structure.

•	We expect to maintain our module capacity at the current 620MW level. We expect to stay on course with our flexible vertical integration model and continue to strengthen strategic partnerships with our long-term wafer and cell suppliers. At the same time, the increased level of internal ingot, wafer and cell capacity is expected to help us improve our overall margin structure.

•	We successfully renegotiated our long-term supply contract with a major Chinese polisilicon and wafer manufacturer. The recently signed amendment reduced our silicon and wafer purchase obligations for 2009 and reset the price to the current market level. The amendment also provided a flexible mechanism to allow both sides to adjust the price for the future year according to market conditions.

•	We signed an amendment to the long term supply agreement with another major China based wafer company to allow both sides to continue the supply relationship on a basis that reflects current market conditions, while also opening discussions on the long term supply contract between the two companies.

•	As part of the Company’s sales force growth, we are pleased to announce that Mr. Yan Zhuang, will become our Vice President, Sales and Marketing effective June 1, 2009. He will resign from Canadian Solar’s Board of Directors where he has served as an independent director since September 2007. Mr. Zhuang has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 20 years. He previously served as Senior Vice President, Sales and Marketing, and Head of Asia for Hands-on Mobile Ltd., a global media and entertainment company with Asian operations in China, Korea and India. Before joining Hands-on Mobile, he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific Regional Director of Marketing Planning and Consumer Insight. Mr. Zhuang founded and until recently served as CEO of K’s Media. Mr. Zhuang holds a Bachelor of Electrical Engineering degree from Northern Jiao-Tong University, China, an MSc in Applied Statistics from the University of Alberta, Canada and an MSc in Marketing Management from the University of Guelph, Canada.

Outlook
Within the first quarter, shipments increased sequentially month over month. This positive trend continued into Q2 and we expect further increases in Q3. Offsetting this positive trend, however, customers, especially those in United States, continue to face an uncertain financing environment. Additionally, recent inventory clearance efforts by some of our competitors have resulted in declining module ASPs, which may cause delays in project purchase decisions by customers. We expect that these issues may ultimately lead to some order reductions or push-outs into 2010. As a result, we are taking a more conservative outlook and now expect full year 2009 shipments to be around 200 MW to 220 MW, with previously issued net revenue outlook adjusted accordingly.
We expect our Q2 shipment level will be significantly higher than that of Q1, reflecting improved solar installation levels around the world and increased demand for our high-quality and cost-competitive solar products. We also expect that we will achieve greater market diversification as we now have order booking to sell into Germany, Spain, Italy, the Czech Republic, France, Korea, the U.S., China, Japan and several other countries in Q2.
Dr. Shawn Qu continued: “Canadian Solar has achieved the scale and cost structure to be a long-term player in the solar industry. We currently have one of the most complete crystalline solar module product lines, consisting of high-efficiency mono-crystalline solar modules, multi-crystalline solar modules and our medium power but low cost e-Modules. Our high-efficiency crystalline solar products compete favorably with our competitors, while our medium power e-Modules supplement our high-efficiency product line by offering the quality and durability of crystalline products at prices approaching those of thin-film products.
Our processing costs remain very competitive. We expect that this benefit coupled with declining raw materials costs and increased internal capacity from ingot to cell, will allow us to offer favorable pricing to maintain and hopefully build share in 2009. Overall, we remain positive in our outlook and in our long-term prospects for profitable growth and industry leadership.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for Tuesday May 26th 2009 at 8:00 a.m. ET or Tuesday May 26th 8:00 p.m. China time. During the call, time will be set-aside for analysts and interested investors to ask questions of senior executive officers of the Company.
The dial-in number for the live audio call is +1-866-783-2140 (U.S) or +1-857-350-1599 (International). The passcode is 62082354. A live webcast of the conference call will be available on Canadian Solar’s website at http://www.canadian-solar.com.
A replay of the call will be available 1 hour after the conclusion of the conference call, for one week, through noon on Wednesday, June 3, 2009 (in Jiangsu) or midnight on Tuesday, June 2, 2009 (in New York) at http://www.canadian-solar.com and by telephone at +1-888-286-8010 (U.S.) or +1-617-801-6888 (International). The passcode to access the replay is 58998621.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (Canadian Solar) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. Canadian Solar is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, Canadian Solar has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.canadian-solar.com.

Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 3, 2008. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Reconciliation of US GAAP Gross Profit (Loss), Operating Income (Loss) and Net Income (Loss) to
Non-US GAAP Gross Profit (Loss), Operating Income (Loss) and Net Income (Loss)
(Unaudited)
Use of Non-US GAAP Financial Information
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)
To supplement its unaudited condensed consolidated financial statements presented in accordance with US GAAP, Canadian Solar uses the following measures defined as non-US GAAP financial measures by the SEC: adjusted gross profit (loss), adjusted operating income (loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we refer to as special items. Canadian Solar believes that non-US GAAP adjusted gross profit (loss), adjusted operating income (loss) and adjusted net income (loss) measures indicate the Company’s baseline performance before subtracting those charges. In addition, these non-US GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-US GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP.

	Q1 2009			Q4 2008			Q1 2008
	Gross loss	Operating loss	Net loss	Gross loss	Operating Ioss	Net loss	Gross profit	Operating income	Net income
US GAAP Profit/(Loss)	(3,895)	(10,764)	(4,785)	(29,409)	(44,982)	(49,244)	28,236	20,002	18,585
Share-based compensation	111	1,242	1,242	85	1,029	1,029	90	2,199	2,199

Total special items	111	1,242	1,242	85	1,029	1,029	90	2,199	2,199

Non-US GAAP Profit/(Loss)	(3,784)	(9,522)	(3,543)	(29,324)	(43,953)	(48,215)	28,326	22,201	20,784

Adjusted Gross Margin	(7.65)%			(42.61)%			16.54%
Adjusted Operating Margin		(19.25)%			(63.86)%			12.97%
Per diluted share			$(0.10)			$(1.35)			$0.64

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Q1 2009	Q4 2008	Q1 2008
Net revenues	49,465	68,824	171,236
Cost of revenues	53,360	98,233	143,000

Gross profit (loss)	(3,895)	(29,409)	28,236

Selling expenses	1,881	1,768	2,505
General and administrative expenses	4,518	13,332	5,426
Research and development expenses	470	473	303

Total operating expenses	6,869	15,573	8,234

Income (loss) from operations	(10,764)	(44,982)	20,002
Interest expenses	(2,254)	(2,484)	(2,823)
Interest income	563	2,552	102
Gain on foreign currency derivative assets	11,366	7,031	—
Foreign currency gain (loss)	(2,876)	(10,387)	8,312

Income (loss) before taxes	(3,965)	(48,270)	25,593
Income tax expenses	(820)	(974)	(7,008)

Net income (loss)	(4,785)	(49,244)	18,585

Basic earnings (loss) per share	(0.13)	(1.38)	0.68
Basic weighted average outstanding shares	35,686,313	35,686,313	27,391,315

Diluted earning (loss) per share	(0.13)	(1.38)	0.57
Diluted weighted average outstanding shares	35,686,313	35,686,313	32,392,020

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	March 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	92,630	115,661
Restricted cash	113,116	20,622
Accounts receivable, net of allowance for doubtful accounts	67,743	51,611
Inventories	100,937	92,683
Value added tax recoverable	14,344	15,900
Advances to suppliers	17,241	24,654
Foreign currency derivative assets	2,713	6,974
Prepaid and other current assets	11,030	10,910

Current assets — subtotal	419,754	339,015
Property, plant and equipment, net	166,938	165,542
Intangible assets	239	263
Long term prepayments	50,590	43,087
Land use right	12,715	12,782
Equity investment	3,000	3,000
Deferred tax assets — non current	6,498	6,966

Total assets	659,734	570,655

Liabilities and stockholders’ equity
Current liabilities
Short term borrowings	208,856	110,665
Accounts payable	24,804	29,957
Other payables	18,038	24,043
Advances from customers	9,470	3,571
Amounts due to related parties	94	94
Other current liabilities	2,321	4,333

Current liabilities — subtotal	263,583	172,663
Accrued warranty costs	11,161	10,847
Convertible notes	839	830
Long term borrowings	45,349	45,357
Liability for uncertain tax positions	10,136	8,704

Total liabilities	331,068	238,401

Common shares	395,154	395,154
Additional paid-in-capital	(65,464)	(66,705)
Accumulated deficits	(15,889)	(11,104)
Accumulated other comprehensive income	14,865	14,909

Total stockholders’ equity	328,666	332,254

Total liabilities and stockholders’ equity	659,734	570,655

Note:	The Q408 net loss was reduced by $1.4 million compared to the Q408 results press release after adjusting for the occurrence of several subsequent events and the retrospective application of FASB Staff Position — APB 14-1 on January 1, 2009, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). The Q108 net profit was reduced by $0.4 million compared to the Q108 results press release after the retrospective application of FASB Staff Position — APB 14-1 on January 1, 2009.

For more information, please contact:
In Canada
Alex Taylor, IR Director
Canadian Solar Inc.
Tel: +1-905-530-2334
Fax: +1-905-530-2001
Email: ir@csisolar.com
In the U.S.
Joseph Villalta
The Ruth Group
Tel: +1-646-536-7003
Email: jvillalta@theruthgroup.com